Exhibit 99.1

HeadHunter Group PLC Announces Second Quarter 2022 Financial Results

MOSCOW, Russia, August 15, 2022 – HeadHunter Group PLC (Nasdaq: HHR, MOEX: HHRU) announced today its financial results for the second quarter ended June 30, 2022. As used below, references to “we,” “our,” “us” or the “Company” or similar terms shall mean HeadHunter Group PLC.

Second Quarter 2022 Financial and Operational Highlights

	Three months ended June 30, 2022	Three months ended June 30, 2021			Three months ended June 30, 2022
(in millions of RUB(1) and USD(2))	RUB	RUB	Change(3)		USD(4)
Revenue	3,955	3,911	1.1%		77.3
Russia Segments(6) Revenue	3,652	3,593	1.6%		71.4
Net (Loss)/Income	(321)	1,279	(125.1)%		(6.3)
Net (Loss)/Income Margin, %	(8.1)%	32.7%	(40.8	) ppts
Adjusted EBITDA(5)	1,676	2,264	(26.0)%		32.8
Adjusted EBITDA Margin, %(5)	42.4%	57.9%	(15.5	) ppts
Adjusted Net Income(5)(7)	961	1,523	(36.9)%		18.8
Adjusted Net Income Margin, %(5)(7)	24.3%	38.9%	(14.6	) ppts

(1)	“RUB” or “₽” denote Russian Ruble throughout this release.

(2)	“USD” or “$” denote U.S. Dollar throughout this release.

(3)	Percentage movements and certain other figures in this release may not recalculate exactly due to rounding. This is because percentages and/or figures contained herein are calculated based on actual numbers and not the rounded numbers presented.

(4)	Dollar translations throughout this release are included solely for the convenience of the reader and were calculated at the exchange rate quoted by the Central Bank of Russia as of June 30, 2022 (RUB 51.1580 to USD 1).

(5)	Adjusted EBITDA, Adjusted EBITDA Margin, Adjusted Net Income and Adjusted Net Income Margin are non-IFRS measures. See “Use of Non-IFRS Financial Measures” elsewhere in this release for a description of these measures and a reconciliation from the nearest IFRS measures.

(6)	Includes our “Russia (hh.ru)” and “Russia (Zarplata.ru)” operating segments revenue.

(7)	In the fourth quarter of 2021 we modified the presentation of Adjusted Net Income for the first, second and third quarters of 2021 by including the impact of amortization of intangible assets recognized as a result of Zarplata.ru and Skillaz acquisitions. Prior period amounts have been reclassified to conform to this presentation. Please see “Modification of the presentation of Adjusted EBITDA and Adjusted Net Income” and “Use of Non-IFRS Financial Measures” elsewhere in this release.

●	Revenue for the three months ended June 30, 2022 was relatively flat compared to the three months ended June 30, 2021, as the decrease in the number of paying customers in Small and Medium Accounts on the back of economic uncertainty was offset by the increase in the average revenue per customer (“ARPC”) across all customer segments, driven by annual price increases and monetization improvements.

●	Net loss for the three months ended June 30, 2022 was ₽321 million, compared to net income of ₽1,279 million for the three months ended June 30, 2021, mainly due to net foreign exchange loss of ₽976 million reflecting the appreciation of Russian ruble against the US dollar from 84.0851 as of March 31, 2022 to 51.1580 as of June 30, 2022.

●	Adjusted EBITDA decreased 26.0% and Adjusted EBITDA Margin decreased 15.5 ppts from 57.9% to 42.4%, compared to the three months ended June 30, 2021, largely as a result of our decision not to scale down the growth of our personnel and marketing expenditures.

	As of June 30, 2022		As of December 31, 2021			As of June 30, 2022
(in millions of RUB and USD)	RUB		RUB		Change	USD
Net Working Capital(1)	(5,913)		(6,128)		(3.5)%	(115.6)
Net Debt(1)	3,663		1,214		201.7%	71.6
Net Debt to Adjusted EBITDA Ratio(1)	0.4	x	0.1	x

(1)	Net Working Capital, Net Debt and Net Debt to Adjusted EBITDA Ratio are non-IFRS financial measures. See “Use of Non-IFRS Financial Measures” elsewhere in this release for calculation of these measures.

●	Net Working Capital as of June 30, 2022 was relatively flat compared to December 31, 2021.

●	Net Debt increased by ₽2,449 million, or 201.7%, compared to December 31, 2021, primarily due to an interim dividend of ₽3,214 million for the year ended December 31, 2021 which we paid in February 2022 (see “Cash Flows”).

●	Accordingly, Net Debt to Adjusted EBITDA Ratio increased from 0.1x to 0.4x, compared to December 31, 2021, mostly due to the increase in Net Debt.

Recent Acquisitions and Investments

On April  28, 2022 we contributed additional capital to and increased our stake in the charter capital of Dream Job LLC from 25.5% to 46.66%.

On July 6, 2022 we entered into a shareholders agreement and acquired a minority stake in “Innovations in Human Resources Management” LLC, the provider of e-signature platform “HR-link” in Russia, in exchange for a cash-in investment.

Financial and corporate outlook

Given the high uncertainty concerning future geopolitical developments and the macro environment, our visibility over the short- and medium-term is limited and we remain unable to provide any forward-looking outlook at this stage.

Adversity in the macro environment may continue to result in a decrease in hiring activity of our customers, which would adversely impact our revenue.

We provided detailed information on our risk exposure and possible adverse impacts on our businesses in our Annual Report on Form 20-F for the year ended December 31, 2021, which was filed on April 2, 2022.

For the second quarter of 2022, our analysis of the effect of changed market conditions resulted in an additional impairment of equity accounted investee of ₽95 million.

Listing status and liquidity

On February 28, 2022, Nasdaq halted trading in our ADSs, significantly reducing the ability of our shareholders to sell their Shares represented by ADSs, and there is no indication of when or whether the trading halt will be lifted.

There can be no assurance that trading of our ADSs will be resumed by Nasdaq and that the ADSs will not be delisted from Nasdaq and moved to the over-the-counter market. While the ADSs are also listed for trading on MOEX, trading by non-Russian investors on MOEX has also been significantly restricted.

Given these limitations, and current restrictions on our ability to distribute dividends, disruptions in the international settlement infrastructure, we are exploring options to provide liquidity to our shareholders.

Modification of the Presentation of Adjusted Net Income

Beginning from the fourth quarter of 2021, we modified the presentation of Adjusted Net Income and Adjusted Net Income Margin, our non-IFRS measures, to include the impact of amortization of intangible assets recognized as a result of Zarplata.ru and Skillaz acquisitions. We believe this revised presentation will provide a better understanding of our operating performance and a more meaningful comparison of our results between periods.

Prior period amounts have been reclassified to conform to this presentation. These changes have no impact on any of the previously reported IFRS results for any periods presented.

The following table presents the effects of the changes on the presentation of non-IFRS measures as reflected in the Company's previous reports:

	For the three months ended June 30, 2021
(in millions of RUB)	Non-IFRS Prior Presentation	Amortization of intangible assets recognized upon Zarplata.ru and Skillaz acquisitions and related income tax effect		Non-IFRS Revised Presentation
Adjusted Net Income	1,603	(80)		1,523
Adjusted Net Income Margin, %	41.0%	(2.1	) ppts	38.9%

Operating Segments

For management purposes, we are organized into operating segments based on the geography of our operations or other subdivisions as presented in internal reporting to our chief operating decision-maker (“CODM”). Our operating segments include “Russia (hh.ru)”, “Russia (Zarplata.ru)”, “Belarus”, “Kazakhstan”, “Skillaz” and other segments. As each segment, other than “Russia (hh.ru)” individually comprises less than 10% of our revenue, for reporting purposes we combine all segments other than “Russia (hh.ru)” into the “Other segments” category.

Customers

We sell our services predominantly to businesses that are looking for job seekers to fill vacancies inside their organizations. We refer to such businesses as “customers.” In Russia, we divide our customers into (i) Key Accounts and (ii) Small and Medium Accounts, based on their annual revenue and employee headcount. We define “Key Accounts” as customers who, according to the Spark-Interfax database, have an annual revenue of ₽2 billion or more or a headcount of 250 or more employees and have not marked themselves as recruiting agencies on their page on our website. We define “Small and Medium Accounts” as customers who, according to the Spark-Interfax database, have both an annual revenue of less than ₽2 billion and a headcount of less than 250 employees and have not marked themselves as recruiting agencies on their page on our website. Our website allows several legal entities and/or natural persons to be registered, each with a unique identification number, under a single account page (e.g., a group of companies). Each legal entity registered under a single account is defined as a separate customer and is included in the number of paying customers metric. Natural persons registered under a single account are assumed to be employees of the legal entities of that account and thus, are not considered separate customers and are not included in the number of paying customers metric. However, in a specific reporting period, if only natural persons used our services under such account, they are collectively included in the number of paying customers as one customer.

Seasonality

Revenue

We generally do not experience seasonal fluctuations in demand for our services and, prior to COVID-19 and current geopolitical events, our revenue remained relatively stable throughout each quarter. However, our customers are predominately businesses and, therefore, use our services mostly on business days. As a result, our quarterly revenue is affected by the number of business days in a quarter, with the exception of our services that represent “stand-ready” performance obligations, such as subscriptions to access our curriculum vitae (“CV”) database, which are satisfied over the period of subscription, including weekends and holidays.

Public holidays in Russia predominantly fall during the first quarter of each year, which results in lower business activity in that quarter. Accordingly, our first quarter revenue is typically slightly lower than in the other quarters. For example, our first quarter revenue in our “Russia (hh.ru)” segment in 2021 was 17.8% of total “Russia (hh.ru)” segment revenue for the year.

Operating costs and expenses (exclusive of depreciation and amortization)

Our operating costs and expenses (exclusive of depreciation and amortization) consist primarily of personnel and marketing expenses. Personnel and marketing expenses, in total, accounted for 79.2% and 78.6% of our total operating costs and expenses (exclusive of depreciation and amortization) for the years ended December 31, 2021 and December 31, 2020, respectively. Most of our marketing and personnel expenses are fixed and not directly tied to our revenue.

Marketing expenses are more volatile in terms of allocation to quarters and are affected by our decisions on how we realize our strategy in a particular year, which can differ from year to year. Therefore, total marketing expenses as a percentage of revenue for a particular quarter may not be fully representative of the whole year. Personnel expenses are relatively stable over the year. However, they are also affected by other dynamics, such as our hiring decisions. Some costs and expenses, such as share-based compensation or foreign exchange gains or losses, can be significantly concentrated in a particular quarter.

As an example, the second quarter segment external expenses in our “Russia (hh.ru)” segment in 2021 and 2020 were 21.9% and 20.9%, respectively, of total “Russia (hh.ru)” segment external expenses for the year.

Net income and Adjusted EBITDA

Even though our revenue remains relatively stable throughout each quarter, seasonal revenue fluctuations, as described above, affect our net income. As a result of revenue seasonality, our profitability in the first quarter is usually lower than in other quarters and for the full year, because our expenses as a percentage of revenue are usually higher in the first quarter due to lower revenue. Our profitability is also affected by our decisions on timing of expenses, as described above.

Contract liabilities

Our contract liabilities are mostly affected by the annual subscriptions’ renewal cycle in our Key Accounts customer segment. A substantial number of our Key Accounts renew their subscriptions in the first quarter but prepay us in the fourth quarter of the previous year, as per our normal payment terms. As a result, we receive substantial prepayments from our customers in the fourth quarter which causes a consequential increase in our contract liabilities at the end of that quarter. For example, our contract liabilities as of March 31, June 30, September 30, and December 31, 2021 were ₽3,630 million, ₽3,465 million, ₽3,700 million, and ₽4,645 million, respectively.

Net cash generated from operating activities

Our net cash generated from operating activities is affected by seasonal fluctuations in business activity as explained in “Revenue” and by substantial prepayments from our customers (see “Contract liabilities”), as well as by our decisions in regard to timing of expenses (see “Operating costs and expenses (exclusive of depreciation and amortization)”), and to a lesser extent by payment terms provided to us by our largest suppliers, such as TV advertising agencies and others.

Net Working Capital

Our Net Working Capital is primarily affected by changes in our contract liabilities. As our contract liabilities have usually been highest in the fourth quarter, our Net Working Capital has usually been lowest in the fourth quarter. For example, our Net Working Capital as of March 31, June 30, September 30, and December 31, 2021 was ₽(5,269) million, ₽(4,832) million, ₽(5,091) million, and ₽(6,128) million, respectively.

Second Quarter 2022 Results

Our revenue was ₽3,955 million for the three months ended June 30, 2022, which was relatively flat compared to ₽3,911 million for the three months ended June 30, 2021. Uncertainty over future economic development on the back of the latest geopolitical developments has resulted in the decrease in the number of paying customers in Small and Medium Accounts, which was offset by increase in ARPC across all segments due to the annual price indexation and other monetization improvements.

The following table breaks down revenue by product for the periods indicated:

	For the three months ended June 30,
(in thousands of RUB)	2022	2021	Change
Bundled Subscriptions	1,195,105	1,021,864	17.0%
CV Database Access	752,696	806,933	(6.7)%
Job Postings	1,637,759	1,700,108	(3.7)%
Other value-added services	369,137	382,277	(3.4)%
Total revenue	3,954,697	3,911,183	1.1%

	For the six months ended June 30,
(in thousands of RUB)	2022	2021	Change
Bundled Subscriptions	2,425,906	1,788,331	35.7%
CV Database Access	1,597,090	1,395,898	14.4%
Job Postings	3,585,906	2,944,619	21.8%
Other value-added services	797,329	623,449	27.9%
Total revenue	8,406,231	6,752,297	24.5%

The following tables set forth our revenue, number of paying customers and ARPC, broken down by type of customer and region, for the periods indicated:

	For the three months ended June 30,
	2022	2021	Change
Revenue (in thousands of RUB)
Key Accounts in Russia
Moscow and St. Petersburg	911,453	875,549	4.1%
Other regions of Russia	388,928	329,932	17.9%
Sub-total	1,300,381	1,205,481	7.9%
Small and Medium Accounts in Russia
Moscow and St. Petersburg	1,170,359	1,205,294	(2.9)%
Other regions of Russia	1,028,196	1,044,849	(1.6)%
Sub-total	2,198,555	2,250,143	(2.3)%
Foreign customers of Russia segment	18,112	25,499	(29.0)%
Other customers in Russia	134,501	111,860	20.2%
Total for “Russia” operating segments	3,651,549	3,592,983	1.6%
Other segments	303,148	318,199	(4.7)%
Total revenue	3,954,697	3,911,182	1.1%

Number of paying customers
Key Accounts
Moscow and St. Petersburg	5,211	5,227	(0.3)%
Other regions of Russia	6,319	5,782	9.3%
Key Accounts, total	11,530	11,009	4.7%
Small and Medium Accounts
Moscow and St. Petersburg	77,477	89,025	(13.0)%
Other regions of Russia	137,013	144,950	(5.5)%
Small and Medium Accounts, total	214,490	233,975	(8.3)%
Foreign customers of Russia segments	839	1,525	(45.0)%
Total for “Russia” operating segments	226,859	246,509	(8.0)%
Other segments, total	15,886	16,215	(2.0)%
Total number of paying customers	242,745	262,724	(7.6)%

ARPC (in RUB)
Key Accounts
Moscow and St. Petersburg	174,909	167,505	4.4%
Other regions of Russia	61,549	57,062	7.9%
Key Accounts, total	112,782	109,500	3.0%
Small and Medium Accounts
Moscow and St. Petersburg	15,106	13,539	11.6%
Other regions of Russia	7,504	7,208	4.1%
Small and Medium Accounts, total	10,250	9,617	6.6%
Other segments, total	19,083	19,624	(2.8)%

In the second quarter of 2022, compared to the second quarter of 2021:

•	In our Key Accounts customer segment, revenue increased by 7.9%, primarily due to the annual price increase and the increase in the number of our regional key accounts.

o	ARPC in our Key Accounts customer segment increased by 3.0%. The increase mostly related to annual price increase from January 2022, partly offset by a decrease in average consumption of services per customer in Moscow and St. Petersburg.

o	The number of paying customers in our Key Accounts customer segment has increased by 4.7%, mostly due to the increase in our regional Key Accounts, while the number of Key Accounts in Moscow and St. Petersburg remained flat.

•	In our Small and Medium Accounts customer segment, revenue decreased by 2.3%, driven mostly by the decrease in the number of paying customers, which was partly offset by the increase in ARPC.

o	The number of paying customers in our Small and Medium Accounts customer segment decreased by 8.3%, driven by the adverse impact of recent geopolitical developments on the Small and Medium Accounts business segment.

o	ARPC in our Small and Medium Accounts customer segment increased by 6.6% primarily due to the annual price increase, as well as the increase in the average consumption by the regional Small and Medium Accounts.

•	In our other customers in Russia segment, revenue increased by 20.2%, driven mostly by the increase in consumption of our career services by job seekers.

The following tables set forth our revenue, number of paying customers and ARPC, broken down by type of customer and region, for the periods indicated:

	For the six months ended June 30,
	2022	2021	Change
Revenue (in thousands of RUB)
Key Accounts in Russia
Moscow and St. Petersburg	2,010,602	1,518,487	32.4%
Other regions of Russia	795,069	589,798	34.8%
Sub-total	2,805,671	2,108,285	33.1%
Small and Medium Accounts in Russia
Moscow and St. Petersburg	2,506,437	2,091,572	19.8%
Other regions of Russia	2,117,095	1,807,908	17.1%
Sub-total	4,623,532	3,899,480	18.6%
Foreign customers of Russia segment	47,954	45,482	5.4%
Other customers in Russia	285,909	201,679	41.8%
Total for “Russia” operating segments	7,763,066	6,254,926	24.1%
Other segments	643,165	497,371	29.3%
Total revenue	8,406,231	6,752,297	24.5%

Number of paying customers
Key Accounts
Moscow and St. Petersburg	5,795	5,583	3.8%
Other regions of Russia	6,979	6,229	12.0%
Key Accounts, total	12,774	11,812	8.1%
Small and Medium Accounts
Moscow and St. Petersburg	112,603	117,658	(4.3)%
Other regions of Russia	194,020	192,856	0.6%
Small and Medium Accounts, total	306,623	310,514	(1.3)%
Foreign customers of Russia segments	1,527	1,964	(22.3)%
Total for “Russia” operating segments	320,924	324,290	(1.0)%
Other segments, total	21,648	20,486	5.7%
Total number of paying customers	342,572	344,776	(0.6)%

ARPC (in RUB)
Key Accounts
Moscow and St. Petersburg	346,955	271,984	27.6%
Other regions of Russia	113,923	94,686	20.3%
Key Accounts, total	219,639	178,487	23.1%
Small and Medium Accounts
Moscow and St. Petersburg	22,259	17,777	25.2%
Other regions of Russia	10,912	9,374	16.4%
Small and Medium Accounts, total	15,079	12,558	20.1%
Other segments, total	29,710	24,279	22.4%

Operating costs and expenses (exclusive of depreciation and amortization)

Operating costs and expenses (exclusive of depreciation and amortization) were ₽2,603 million for the three months ended June 30, 2022, compared to ₽1,838 million for the three months ended June 30, 2021, representing an increase of ₽765 million, or 41.6%.

The following table sets forth operating costs and expenses (exclusive of depreciation and amortization) for the periods indicated:

	For the three months ended June 30,			For the six months ended June 30,
(in thousands of RUB)	2022	2021	Change	2022	2021	Change
Personnel expenses	(1,498,369)	(1,053,550)	42.2%	(2,942,467)	(1,899,259)	54.9%
Marketing expenses	(711,651)	(358,689)	98.4%	(1,330,762)	(800,459)	66.2%
Other general and administrative expenses:
Subcontractors and other expenses related to provision of services	(93,754)	(112,161)	(16.4)%	(201,246)	(162,565)	23.8%
Office rent and maintenance	(92,561)	(74,478)	24.3%	(175,873)	(130,702)	34.6%
Professional services	(98,437)	(114,111)	(13.7)%	(209,924)	(174,950)	20.0%
Insurance expense	(37,226)	(42,903)	(13.2)%	(77,511)	(88,975)	(12.9)%
Hosting and other web-site maintenance	(25,421)	(22,773)	11.6%	(48,661)	(37,233)	30.7%
Other operating expenses	(45,794)	(59,195)	(22.6)%	(97,037)	(112,367)	(13.6)%
Operating costs and expenses (exclusive of depreciation and amortization)	(2,603,213)	(1,837,860)	41.6%	(5,083,481)	(3,406,509)	49.2%

The following table sets forth operating costs and expenses (exclusive of depreciation and amortization) as percentage of revenue for the periods indicated:

	For the three months ended June 30,			For the six months ended June 30,
	2022	2021	Change	2022	2021	Change
Personnel expenses	37.9%	26.9%	11.0%	35.0%	28.1%	6.9%
Marketing expenses	18.0%	9.2%	8.8%	15.8%	11.9%	4.0%
Other general and administrative expenses:
Subcontractors and other expenses related to provision of services	2.4%	2.9%	(0.5)%	2.4%	2.4%	(0.0)%
Office rent and maintenance	2.3%	1.9%	0.4%	2.1%	1.9%	0.2%
Professional services	2.5%	2.9%	(0.4)%	2.5%	2.6%	(0.1)%
Insurance expense	0.9%	1.1%	(0.2)%	0.9%	1.3%	(0.4)%
Hosting and other web-site maintenance	0.6%	0.6%	0.0%	0.6%	0.6%	0.0%
Other operating expenses	1.2%	1.5%	(0.4)%	1.2%	1.7%	(0.5)%
Operating costs and expenses (exclusive of depreciation and amortization)	65.8%	47.0%	18.8%	60.5%	50.4%	10.0%

Personnel expenses

Personnel expenses for the three months ended June 30, 2022 increased by ₽445 million, or 42.2%, compared to the three months ended June 30, 2021, primarily due to: (i) an increase in share-based compensation expense of ₽146 million arising mostly from the 2021 Restricted Stock Units Plan, partly off-set by a decrease in expenses related to legacy long-term incentive plans; (ii) indexation of salary for our product and development teams; and (iii) the increase in the headcount by 115 people (to 1,395 people) from June 30, 2021 to June 30, 2022, primarily in our development, sales and production teams.

Personnel expenses increased as a percentage of revenue from 26.9% in the second quarter of 2021 to 37.9% in the second quarter of 2022 primarily due to the factors described above, while the revenue for the second quarter of 2022 is relatively flat in comparison with the second quarter of 2021.

Personnel expenses (excluding share-based compensations and other items) as a percentage of revenue increased from 23.1% in the second quarter of 2021 to 29.3% in the second quarter of 2022 primarily due to the indexation of salary and increase in headcount for our product and development teams, while the revenue for the second quarter of 2022 is relatively flat in comparison with the second quarter of 2021. See “Use of Non-IFRS Financial Measures” elsewhere in this release for a reconciliation of personnel expenses (excluding share-based compensations and other items) from the nearest IFRS measure.

Marketing expenses

Marketing expenses increased by ₽353 million, or 98.4%, for the three months ended June 30, 2022, compared to the three months ended June 30, 2021, mostly due to the increase in our “Russia (hh.ru)” segment across various channels in line with our marketing strategy.

Marketing expenses as a percentage of revenue increased from 9.2% in the second quarter 2021 to 18.0% in the second quarter 2022.

Elevated year-on-year growth of our marketing expense is partly explained by timing of our spend in 2021, when our marketing expenses in the first half of the year were significantly lower than in the second half of the year.

Other general and administrative expenses

Our other general and administrative expenses consist primarily of professional services, insurance costs and office rent and maintenance costs. Total other general and administrative expenses as a percentage of revenue were 9.9% in the second quarter of 2022, which was relatively flat compared to 10.9% in the second quarter of 2021.

Total other general and administrative expenses (excluding items unrelated to our core business activities) as a percentage of revenue were 10.0% in the second quarter of 2022, which was flat compared to 9.9% in the second quarter of 2021.

Net foreign exchange loss

Net foreign exchange loss was ₽976 million for the three months ended June 30, 2022, compared to a ₽9 million gain for the three months ended June 30, 2021. The significant amount of net foreign exchange loss for the three months ended June 30, 2022, primarily reflects the foreign exchange loss on USD-denominated cash balances due to the appreciation of Russian ruble against to US dollar from 84.0851 as of March 31, 2022, to 51.1580 as of June 30, 2022.

Depreciation and amortization

Depreciation and amortization were ~~P~~302 million for the three months ended June 30, 2022, which is relatively flat compared to ₽289 million for the three months ended June 30, 2021.

Finance income and costs

Finance income was ₽50 million for the three months ended June 30, 2022, compared to ₽43 million for the three months ended June 30, 2021, primarily due to an increase in income from the cash deposits.

Finance costs were ₽231 million for the three months ended June 30, 2022, compared to ₽157 million for the three months ended June 30, 2021. The increase of ₽74 million was primarily due to an increase in the interest payable on our bank loan due to an increase by the Central Bank of Russia of the key rate in March 2022 to 20% with a subsequent gradual decrease to 9.5% as of June 30, 2022.

Income tax expense

Income tax expense was ~~P~~98 million for the three months ended June 30, 2022 compared to the ₽414 million income tax expense for the three months ended June 30, 2021, mainly due to a decrease in taxable income resulting from net foreign exchange loss.

The effective tax rate increased to 44.3% for the three months ended June 30, 2022 compared to 24.5% for the three months ended June 30, 2021. The effective tax rate increased mainly due to a decrease of our taxable base and a resulting increase in non-deductible expenses share in the taxable base.

Net income, Adjusted EBITDA and Adjusted Net Income

Net loss for the three months ended June 30, 2022 is ₽321 million, down from ₽1,279 million for the three months ended June 30, 2021, our Adjusted EBITDA decreased by 26.0% to ₽1,676 million and our Adjusted Net Income decreased by 36.9% to ₽961 million, primarily due to the reasons described above.

Cash Flows

The following table sets forth the summary cash flow statements for the periods indicated:

	For the six months ended June 30,
(in thousands of RUB)	2022	2021	Change
Net cash generated from operating activities	2,448,924	3,574,071	(1,125,147)
Net cash generated from/(used in) investing activities	107,560	(999,167)	1,106,727
Net cash used in financing activities	(4,183,616)	(462,899)	(3,720,717)
Net (decrease)/increase in cash and cash equivalents	(1,627,132)	2,112,005	(3,739,137)
Cash and cash equivalents, beginning of period	6,523,228	3,367,610	3,155,618
Effect of exchange rate changes on cash	(968,172)	(26,911)	(941,261)
Cash and cash equivalents, end of period	3,927,924	5,452,704	(1,524,780)

Net cash generated from operating activities

For the six months ended June 30, 2022, net cash generated from operating activities was ₽2,449 million, compared to ₽3,574 million generated for the six months ended June 30, 2021. The increase in net income (adjusted for non-cash items and items not affecting cash flow from operating activities) was offset by (i) a decrease in VAT payables during the six months ended June 30, 2022 reflecting the slowdown in revenue growth after February 23, 2022 and significant advance payment of VAT for the second quarter of 2022 which was calculated based on high tax base of the first quarter of 2022 in accordance with the tax legislation; (ii) a decrease in the movement of contract liabilities for the six months ended June 30, 2022, due to decrease in customer payments after February 23, 2022; (iii) a decrease in income tax payable during the six months ended June 30, 2022 reflecting the slowdown in revenue growth after February 23, 2022; and (iv) increase in interest paid during the six months ended June 30, 2022 due to timing of cash-flows (December 31, 2021 was non-working day, therefore, payment for the fourth quarter of 2021 was made in the first quarter of 2022).

Net cash generated from/(used in) investing activities

For the six months ended June 30, 2022, net cash generated from investing activities was ₽108 million compared to ₽999 million net cash used in investing activities for the six months ended June 30, 2021. The change between the periods of ₽1,107 million was primarily due to: (i) ₽556 million (net of cash acquired) paid for acquisition of 40.01% stake in Skillaz during the six months ended June 30, 2021; and (ii) ₽300 million net proceeds from the investments in short-term deposits during the six months ended June 30, 2022.

Net cash used in financing activities

For the six months ended June 30, 2022, net cash used in financing activities was ₽4,184 million, compared to ₽463 million net cash used in financing activities for the six months ended June 30, 2021. The change between the periods of ₽3,721 million was primarily due to the (i) ₽3,214 million payment of dividends for the year ended December 31, 2021 in February 2022 (in 2021, payment of annual dividend occurred in the third quarter); and (ii) ₽330 million paid for the acquisition of treasury shares in the first quarter 2022.

Capital Expenditures

Our additions to property and equipment and intangible assets (excluding goodwill) for the three months ended June 30, 2022, were ₽28 million, compared to ₽77 million for the three months ended June 30, 2021. The decrease of ₽49 million was primarily due to a decrease in servers and computers acquisition as we replaced part of our servers and computers during the three months ended June 30, 2021.

About HeadHunter Group PLC

HeadHunter is the leading online recruitment platform in Russia and the Commonwealth of Independent States focused on providing comprehensive talent acquisition services, such as access to extensive CV database, job postings (jobs classifieds platform) and a portfolio of value-added services.

USE OF NON-IFRS FINANCIAL MEASURES

To supplement our consolidated financial statements, which are prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”), we present the following non-IFRS* financial measures: Adjusted EBITDA, Adjusted Net Income, Adjusted EBITDA Margin, Adjusted Net Income Margin, Adjusted Operating Costs and Expenses (Exclusive of Depreciation and Amortization), Net Working Capital, Net Debt and Net Debt to Adjusted EBITDA Ratio. The presentation of these financial measures is not intended to be considered in isolation or as a substitute for, or superior to, the financial information prepared and presented in accordance with IFRS. For more information on these non-IFRS financial measures, please see the tables captioned “Reconciliations of non-IFRS financial measures from the nearest comparable IFRS measures”, included following the accompanying financial tables. We define the various non-IFRS financial measures we use as follows:

●	“Adjusted EBITDA” as net income/(loss) plus: (1) income tax expense; (2) net interest costs; (3) depreciation and amortization; (4) expenses related to equity-settled awards, including related social taxes; (5) SPO-related costs; (6) income from the depositary; (7) net foreign exchange (gain)/loss; (8) (gain)/loss on remeasurement of previously held interest in equity-accounted investees; (9) (gain)/loss on financial assets measured at fair value through profit and loss; (10) share of (profit)/loss of equity-accounted investees; (11) other financing and transactional costs; (12) transaction costs related to business combinations; (13) goodwill impairment; (14) impairment of equity-accounted investees; (15) integration costs.

●	“Adjusted Net Income” as net income/(loss) plus: (1) expenses related to equity-settled awards, including related social taxes; (2) SPO-related costs; (3) income from the depositary; (4) net foreign exchange (gain)/loss; (5) (gain)/loss on remeasurement of previously held interest in equity-accounted investees; (6) (gain)/loss on financial assets measured at fair value through profit and loss; (7) share of (profit)/loss of equity-accounted investees; (8) other financing and transactional costs; (9) transaction costs related to business combinations; (10) goodwill impairment; (11) impairment of equity accounted investees; (12) integration costs; (13) amortization of intangible assets recognized upon the acquisition of our predecessor; (14) tax effect on adjustments.

●	“Adjusted EBITDA Margin” as Adjusted EBITDA divided by revenue.

●	“Adjusted Net Income Margin” as Adjusted Net Income divided by revenue.

●	“Adjusted Operating Costs and Expenses (Exclusive of Depreciation and Amortization)” as operating costs and expenses (exclusive of depreciation and amortization) plus: (1) expenses related to equity-settled awards, including related social taxes; (2) other financing and transactional costs; (3) integration costs; (4) transaction costs related to business combinations.

●	“Net Working Capital” as a sum of: (1) Trade and other receivables and (2) Prepaid expenses and other current assets; less a sum of: (1) Contract liabilities (current); (2) Trade and other payables (current) and (3) Other current liabilities.

●	“Net Debt” as a sum of current and non-current part of Loans and borrowings minus Cash and cash equivalents and Short-term investments.

●	“Net Debt to Adjusted EBITDA Ratio” by dividing Net Debt by Adjusted EBITDA.

* Denotes International Financial Reporting Standards as issued by the International Accounting Standards Board (“IASB”).

Adjusted EBITDA, Adjusted Net Income, Adjusted EBITDA Margin, Adjusted Net Income Margin and Adjusted Operating Costs and Expenses (Exclusive of Depreciation and Amortization) are used by our management to monitor the underlying performance of the business and its operations. Adjusted EBITDA, Adjusted Net Income, Adjusted EBITDA Margin, Adjusted Net Income Margin and Adjusted Operating Costs and Expenses (Exclusive of Depreciation and Amortization) are used by different companies for differing purposes and are often calculated in ways that reflect the circumstances of those companies. You should exercise caution in comparing Adjusted EBITDA, Adjusted Net Income, Adjusted EBITDA Margin, Adjusted Net Income Margin and Adjusted Operating Costs and Expenses (Exclusive of Depreciation and Amortization) as reported by us to Adjusted EBITDA, Adjusted Net Income, Adjusted EBITDA Margin, Adjusted Net Income Margin and Adjusted Operating Costs and Expenses (Exclusive of Depreciation and Amortization) as reported by other companies. Adjusted EBITDA, Adjusted Net Income, Adjusted EBITDA Margin, Adjusted Net Income Margin and Adjusted Operating Costs and Expenses (Exclusive of Depreciation and Amortization) are unaudited and have not been prepared in accordance with IFRS or any other generally accepted accounting principles.

Adjusted EBITDA, Adjusted Net Income, Adjusted EBITDA Margin, Adjusted Net Income Margin and Adjusted Operating Costs and Expenses (Exclusive of Depreciation and Amortization) are not measurements of performance under IFRS or any other generally accepted accounting principles, and you should not consider Adjusted EBITDA, Adjusted Net Income, Adjusted EBITDA Margin, Adjusted Net Income Margin and Adjusted Operating Costs and Expenses (Exclusive of Depreciation and Amortization) as alternatives to net income, operating profit or other financial measures determined in accordance with IFRS or other generally accepted accounting principles. Adjusted EBITDA, Adjusted Net Income, Adjusted EBITDA Margin, Adjusted Net Income Margin and Adjusted Operating Costs and Expenses (Exclusive of Depreciation and Amortization) have limitations as analytical tools, and you should not consider them in isolation. Some of these limitations are:

●	Adjusted EBITDA, Adjusted Net Income, Adjusted EBITDA Margin, Adjusted Net Income Margin and Adjusted Operating Costs and Expenses (Exclusive of Depreciation and Amortization) do not reflect our cash expenditures or future requirements for capital expenditures or contractual commitments,

●	Adjusted EBITDA, Adjusted Net Income, Adjusted EBITDA Margin, Adjusted Net Income Margin and Adjusted Operating Costs and Expenses (Exclusive of Depreciation and Amortization) do not reflect changes in, or cash requirements for, our working capital needs, and

●	the fact that other companies in our industry may calculate Adjusted EBITDA, Adjusted Net Income, Adjusted EBITDA Margin, Adjusted Net Income Margin and Adjusted Operating Costs and Expenses (Exclusive of Depreciation and Amortization) differently than we do, which limits their usefulness as comparative measures.

The tables at the end of this release provide detailed reconciliations of each non-IFRS financial measure we use from the most directly comparable IFRS financial measure.

Adjusted Operating Costs and Expenses (Exclusive of Depreciation and Amortization)

Adjusted Operating Costs and Expenses (Exclusive of Depreciation and Amortization) is a financial measure not defined under IFRS. We believe that Adjusted Operating Costs and Expenses (Exclusive of Depreciation and Amortization) is a useful metric to assess our operating activities. We excluded expenses incurred in connection with potential financing and strategic transactions, including IPO- and SPO- related expenses that are not indicative of our ongoing expenses. We also excluded equity-settled awards as these are non-cash expenses and highly dependent on our share price at the time of equity award grants. We also excluded other financing and transactional costs as not indicative of our ongoing expenses. Therefore, we believe that it is useful for investors and analysts to see operating costs and expenses financial measures excluding the impact of these charges in order to obtain a clearer picture of our operating activity. Other companies in our industry may calculate these measures differently than we do, limiting their usefulness as comparative measures. See the tables at the end of this release providing the calculation of Adjusted Operating Costs and Expenses (Exclusive of Depreciation and Amortization).

Net Working Capital

Net Working Capital is a financial measure not defined under IFRS. We believe that Net Working Capital is a useful metric to assess our ability to service debt, fund new investment opportunities, distribute dividends to our shareholders and assess our working capital requirements. Other companies in our industry may calculate these measures differently than we do, limiting their usefulness as comparative measures. See the tables at the end of this release providing the calculation of Net Working Capital.

Net Debt and Net Debt to Adjusted EBITDA Ratio

Net Debt and Net Debt to Adjusted EBITDA Ratio are financial measures not defined under IFRS. We believe that Net Debt and Net Debt to Adjusted EBITDA Ratio are important measures that indicate our ability to repay outstanding debt. These measures should not be considered in isolation or as a substitute for any standardized measure under IFRS. Other companies in our industry may calculate these measures differently than we do, limiting their usefulness as comparative measures. See the tables at the end of this release providing the calculation of Net Debt and discussion of Net Debt to Adjusted EBITDA Ratio.

FORWARD-LOOKING STATEMENTS

This press release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. All statements contained in this release that do not relate to matters of historical fact should be considered forward-looking statements, including, without limitation, statements regarding the sufficiency of our resources and our ability to finance our operations for the foreseeable future, as well as statements that include the words “expect,” “intend,” “plan,” “believe,” “project,” “forecast,” “estimate,” “may,” “should,” “anticipate” and similar statements of a future or forward-looking nature. These forward-looking statements are based on management’s current expectations. Actual results may differ materially from the results predicted or implied by such statements, and our reported results should not be considered as an indication of future performance. The important risks and uncertainties that could cause actual results to differ from the results predicted or implied by such statements include, among others, significant competition in our markets, our ability to maintain and enhance our brand, our ability to improve our user experience and product offerings, our ability to respond to industry developments, our reliance on Russian Internet infrastructure, macroeconomic and global geopolitical developments affecting the Russian economy or our business, including the impact of the COVID-19 pandemic, as well as sanctions, export controls and similar measures targeting Russia as well as other responses to the military conflict in Ukraine, changes in the political, legal and/or regulatory environment, privacy and data protection concerns and our need to expend capital to accommodate the growth of the business, a delisting of our ordinary shares from Nasdaq could have materially adverse effects on our business, financial condition and results of operations, as well as those risks and uncertainties included under the caption “Risk Factors” in our Annual Report on Form 20-F for the year ended December 31, 2021, as such factors may be updated from time to time in our other filings with the U.S. Securities and Exchange Commission (“SEC”), each of which is on file with the SEC and is available on the SEC website at www.sec.gov. In addition, we operate in a very competitive and rapidly changing environment. New risks emerge from time to time. It is not possible for our management to predict all risks, nor can we assess the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements that we may make. In light of these risks, uncertainties and assumptions, the forward-looking events and circumstances discussed in this release are inherently uncertain and may not occur, and actual results could differ materially and adversely from those anticipated or implied in the forward-looking statements. Accordingly, you should not rely upon forward-looking statements as predictions of future events. In addition, the forward-looking statements made in this release relate only to events or information as of the date on which the statements are made in this release. Except as required by law, we undertake no obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise, after the date on which the statements are made or to reflect the occurrence of unanticipated events.

Unaudited Condensed Consolidated Interim Statement of Income and Comprehensive Income

	For the three months ended June 30,			For the six months ended June 30,
	2022	2021	2022	2022	2021	2022
(in thousands of RUB and USD, except per share amounts)	RUB	RUB	USD	RUB	RUB	USD
Revenue	3,954,697	3,911,183	77,304	8,406,231	6,752,298	164,319
Operating costs and expenses (exclusive of depreciation and amortization)	(2,603,213)	(1,837,860)	(50,886)	(5,083,481)	(3,406,509)	(99,368)
Depreciation and amortization	(301,671)	(289,316)	(5,897)	(598,724)	(527,289)	(11,703)
Operating income	1,049,813	1,784,007	20,521	2,724,026	2,818,500	53,247
Finance income	49,877	43,124	975	106,218	112,616	2,076
Finance costs	(231,228)	(157,227)	(4,520)	(454,084)	(307,958)	(8,876)
Changes in put liability to non-controlling participants in subsidiary	(19,233)	–	(376)	(49,276)	–	(963)
Net foreign exchange (loss)/ gain	(975,898)	8,688	(19,076)	(919,271)	8,466	(17,969)
Other income	20,714	14,974	405	43,680	28,051	854
Goodwill impairment	–	–	–	(493,162)	–	(9,640)
Impairment of equity accounted investees	(95,269)	–	(1,862)	(132,358)	–	(2,587)
Share of loss of equity- accounted investees (net of income tax)	(21,043)	(781)	(411)	(29,016)	(5,645)	(567)
Gain on remeasurement of previously held interest in equity accounted investees	–	–	–	–	223,308	–
(Loss)/profit before income tax	(222,267)	1,692,785	(4,345)	796,757	2,877,338	15,574
Income tax expense	(98,366)	(414,188)	(1,923)	(555,763)	(668,395)	(10,864)
Net (loss)/ income for the period	(320,633)	1,278,597	(6,268)	240,994	2,208,943	4,711
Attributable to:
Owners of the Company	(327,845)	1,259,370	(6,408)	224,777	2,158,171	4,394
Non-controlling interest	7,212	19,227	141	16,217	50,772	317
Comprehensive (loss)/income
Items that are or may be reclassified subsequently to profit or loss:
Foreign currency translation differences	(148,571)	(14,020)	(2,904)	(135,301)	(4,802)	(2,645)
Total comprehensive (loss)/ income, net of tax	(469,204)	1,264,577	(9,172)	105,693	2,204,141	2,066
Attributable to:
Owners of the Company	(467,029)	1,246,357	(9,129)	97,473	2,152,495	1,905
Non-controlling interest	(2,175)	18,220	(43)	8,220	51,646	161
(Loss)/ Earnings per share
Basic (in RUB per share)	(6.52)	24.95	(0.13)	4.47	43.06	0.09
Diluted (in RUB per share)	(6.36)	24.29	(0.12)	4.36	41.85	0.09

Unaudited Condensed Consolidated Interim Statement of Financial Position

As at

	June 30, 2022	December 31, 2021	June 30, 2022
(in thousands of RUB and USD)	RUB	RUB	USD
Non-current assets
Goodwill	10,024,565	10,630,361	195,953
Intangible assets	2,928,241	3,325,135	57,239
Property and equipment	386,326	423,986	7,552
Equity-accounted investees	353,247	414,621	6,905
Right-of-use assets	151,896	179,000	2,969
Deferred tax assets	570,882	451,890	11,159
Other non-current assets	26,570	27,091	519
Total non-current assets	14,441,727	15,452,084	282,297
Current assets
Trade and other receivables	116,456	154,602	2,276
Indemnification asset	81,148	117,844	1,586
Prepaid expenses and other current assets	125,360	234,514	2,450
Short-term investments	–	300,000	–
Cash and cash equivalents	3,927,924	6,523,228	76,780
Total current assets	4,250,888	7,330,188	83,093
Total assets	18,692,615	22,782,272	365,390
Equity
Share capital	8,655	8,655	169
Share premium	1,568,626	1,568,626	30,662
Share-based payments reserve	1,233,625	694,096	24,114
Treasury shares	(1,425,999)	(1,096,357)	(27,874)
Foreign currency translation reserve	(221,982)	(94,678)	(4,339)
Retained earnings	1,831,336	4,756,114	35,798
Total equity attributable to owners of the Company	2,994,261	5,836,456	58,530
Non-controlling interest	44,501	126,888	870
Total equity	3,038,762	5,963,344	59,400
Non-current liabilities
Loans and borrowings	7,109,994	7,338,876	138,981
Lease liabilities	65,929	96,181	1,289
Deferred tax liabilities	464,334	504,367	9,076
Contract liabilities	74,003	84,205	1,447
Trade and other payables	32,462	110,236	635
Provisions	39,154	117,345	765
Other non-current liabilities	104,723	135,741	2,047
Total non-current liabilities	7,890,599	8,386,951	154,240
Current liabilities
Contract liabilities	4,539,798	4,560,634	88,741
Trade and other payables	1,540,612	1,816,113	30,115
Loans and borrowings (current portion)	481,254	698,778	9,407
Lease liabilities (current portion)	108,493	100,864	2,121
Income tax payable	177,032	357,555	3,460
Provisions (current portion)	841,637	758,117	16,452
Other current liabilities	74,428	139,916	1,455
Total current liabilities	7,763,254	8,431,977	151,751
Total liabilities	15,653,853	16,818,928	305,990
Total equity and liabilities	18,692,615	22,782,272	365,390

Unaudited Condensed Consolidated Interim Statement of Cash Flows

For the six months ended

	June 30, 2022	June 30, 2021	June 30, 2022
(in thousands of RUB and USD)	RUB	RUB	USD
OPERATING ACTIVITIES:
Net income for the period	240,994	2,208,943	4,711
Adjusted for non-cash items and items not affecting cash flow from operating activities:
Depreciation and amortization	598,724	527,289	11,703
Goodwill impairment	493,162	–	9,640
Impairment of equity accounted investees	132,358	–	2,587
Net finance costs	347,866	195,342	6,800
Net foreign exchange loss/(gain)	919,271	(8,466)	17,969
Gain on remeasurement of previously held interest in equity- accounted investees	–	(223,308)	–
Changes in put liability to non-controlling participants in subsidiary	49,275	–	963
Other non-cash items	(7,729)	496	(151)
Long-term incentive plans, including social taxes	571,485	179,274	11,171
Share grant to the Board of Directors	8,144	10,761	159
Share of loss of equity-accounted investees, net of income tax	29,016	5,645	567
Income tax expense	555,763	668,395	10,864
Change in trade receivables and other operating assets	141,077	(474)	2,758
Change in contract liabilities	66,588	513,533	1,302
Change in trade and other payables	(292,577)	389,836	(5,719)
Change in provisions	59,106	54,643	1,155
Change in other liabilities	(30,471)	(26,016)	(596)
Income tax paid	(908,074)	(640,343)	(17,750)
Interest paid	(525,054)	(281,478)	(10,263)
Net cash generated from operating activities	2,448,924	3,574,071	47,870
INVESTING ACTIVITIES:
Acquisition of subsidiaries, net of cash acquired	–	(556,208)	–
Payment of deferred consideration for the acquisition of subsidiary	(68,183)	(233,836)	(1,333)
Payment for the acquisition of equity-accounted investee	(100,683)	(61,300)	(1,968)
Acquisition of intangible assets	(53,518)	(60,381)	(1,046)
Acquisition of property and equipment	(72,932)	(90,909)	(1,426)
Loans issued	–	(73,997)	–
Proceeds from short-term deposits	300,000	–	5,864
Interest received	102,876	77,464	2,011
Net cash generated from/ (used in) investing activities	107,560	(999,167)	2,103
FINANCING ACTIVITIES:
Acquisition of treasury shares	(329,642)	–	(6,444)
Bank and other loans received	–	735	–
Bank loan and other borrowings origination fees paid	–	(43,615)	–
Bank and other loans repaid	(364,342)	(273,660)	(7,122)
Payment for lease liabilities	(47,935)	(39,381)	(937)
Dividends paid to shareholders	(3,213,926)	–	(62,824)
Dividends paid to non-controlling interest	(92,408)	(106,978)	(1,806)
Payments of put liability to non-controlling participants in subsidiary	(135,363)	–	(2,646)
Net cash used in financing activities	(4,183,616)	(462,899)	(81,778)
Net (decrease)/increase in cash and cash equivalents	(1,627,132)	2,112,006	(31,806)
Cash and cash equivalents, beginning of period	6,523,228	3,367,610	127,511
Effect of exchange rate changes on cash	(968,172)	(26,911)	(18,925)
Cash and cash equivalents, end of period	3,927,924	5,452,704	76,780

Reconciliations of non-IFRS financial measures from the nearest comparable IFRS measures

Reconciliation of EBITDA and Adjusted EBITDA from net (loss)/ income, the most directly comparable IFRS Financial measure:

	For the three months ended June 30,		For the six months ended June 30,
(in thousands of RUB)	2022	2021	2022	2021
Net (loss)/income	(320,633)	1,278,597	240,994	2,208,943
Add the effect of:
Income tax expense	98,366	414,188	555,763	668,395
Net interest costs	181,351	114,103	347,866	229,850
Depreciation and amortization	301,671	289,316	598,724	527,289
EBITDA	260,755	2,096,204	1,743,347	3,634,477
Add the effect of:
Equity-settled awards, including related social taxes(1)	268,697	90,135	583,189	155,241
SPO-related costs(2)	–	76,021	–	78,121
Income from depositary(3)	(16,766)	(13,555)	(33,012)	(26,016)
Net foreign exchange loss/(gain)(4)	975,898	(8,688)	919,271	(8,466)
Gain on remeasurement of previously held interests in equity-accounted investees(5)	–	–	–	(223,308)
Gain on financial asset measured at fair value through profit or loss(6)	–	–	–	(34,508)
Share of loss of equity-accounted investees(7)	21,043	781	29,016	5,645
Other financing and transactional costs(8)	(7,862)	–	3,940	–
Transaction costs related to business combinations(9)	–	23,090	–	24,644
Goodwill impairment(10)	–	–	493,162	–
Impairment of equity-accounted investees(11)	95,269	–	132,358	–
Integration costs(12)	78,758	–	99,665	–
Adjusted EBITDA	1,675,792	2,263,988	3,970,936	3,605,830

(1)	Represents non-cash expenses related to equity-settled awards issued in accordance with the long-term incentive plans (“LTIPs”), and as part of remuneration of Board members, as well as related social taxes.

(2)	Represents legal, accounting, and other professional fees, as well as personnel expenses incurred in connection with our secondary public offerings, which are not indicative of our underlying business performance.

(3)	Represents contributions we receive from the sole depositary of our ADRs in accordance with the Deposit Agreement, which are not indicative of our underlying business performance.

(4)	Represents foreign exchange gain or loss, which are not indicative of our underlying business performance as they are not part of our operating activities.

(5)	Represents gain or loss from remeasurement of previously held interests in equity-accounted investees, which is not indicative of our underlying business performance. Specifically, we recognized ₽223 million gain on remeasurement of the previously held interest in Skillaz at fair value as at the acquisition date as of March 31, 2021.

(6)	Represents gain or loss on financial assets measured at fair value through profit or loss, which is not indicative of our underlying business performance. Specifically, in 2021 we recognized ₽35 million gain from change in fair value of the call option to purchase an additional 40.01% ownership interest in Skillaz.

(7)	Represents share of profit or loss of equity-accounted investees which is not indicative of our underlying business performance.

(8)	Represents costs incurred in connection with potential financing and strategic transactions that are not indicative of our underlying business performance.

(9)	Represents legal, accounting, and other professional fees, as well as personnel expenses incurred in connection with business combinations, which are not indicative of our underlying business performance related mostly to acquisition of Skillaz.

(10)	Represents goodwill impairment charge recognized as a result of significant increase in market rates, which was reflected in the discounted cash flow models.

(11)	Represents loss from impairment of equity-accounted investees as a result of change in the market conditions, which was reflected in the discounted cash flow models.

(12)	Represents personnel expenses incurred in connection with the technical integration of Zarplata.ru with hh.ru back-end infrastructure, which are not indicative of our ongoing performance.

Reconciliation of Adjusted Net Income from net income, the most directly comparable IFRS Financial measure:

	For the three months ended June 30,		For the six months ended June 30,
(in thousands of RUB)	2022	2021	2022	2021
Net (loss)/income	(320,633)	1,278,597	240,994	2,208,943
Add the effect of:
Equity-settled awards, including related social taxes(1)	268,697	90,135	583,189	155,241
SPO-related costs(2)	–	76,021	–	78,121
Income from depositary(3)	(16,766)	(13,555)	(33,012)	(26,017)
Net foreign exchange loss/(gain)(4)	975,898	(8,688)	919,271	(8,466)
Gain on remeasurement of previously held interests in equity-accounted investees(5)	–	–	–	(223,308)
Gain on financial asset measured at fair value through profit or loss(6)	–	–	–	(34,508)
Share of loss of equity-accounted investees(7)	21,043	781	29,016	5,645
Other financing and transactional costs(8)	(7,862)	–	3,940	–
Transaction costs related to business combinations(9)	–	23,090	–	24,644
Goodwill impairment(10)	–	–	493,162	–
Impairment of equity accounted investees(11)	95,269	–	132,358	–
Integration costs(12)	78,758	–	99,665	–
Amortization intangible assets recognized upon the acquisition of our predecessor(13)	103,947	103,947	207,894	207,895
Tax effect on adjustments(14)	(237,115)	(27,586)	(282,851)	(48,374)
Adjusted Net Income*	961,236	1,522,742	2,393,626	2,339,816

(1)	Represents non-cash expenses related to equity-settled awards issued in accordance with the long-term incentive plans (“LTIPs”), and as part of remuneration of Board members, as well as related social taxes.

(2)	Represents legal, accounting, and other professional fees, as well as personnel expenses incurred in connection with our secondary public offerings, which are not indicative of our underlying business performance.

(3)	Represents contributions we receive from the sole depositary of our ADRs in accordance with the Deposit Agreement, which is not indicative of our underlying business performance.

(4)	Represents foreign exchange gain or loss, which are not indicative of our underlying business performance as they are not part of our operating activities.

(5)	Represents gain or loss from remeasurement of previously held interests in equity-accounted investees, which is not indicative of our underlying business performance. Specifically, we recognized ₽223 million gain on remeasurement of the previously held interest in Skillaz at fair value as at the acquisition date as of March 31, 2021.

(6)	Represents gain or loss on financial assets measured at fair value through profit or loss, which is not indicative of our underlying business performance. Specifically, in 2021 we recognized ₽35 million gain from change in fair value of the call option to purchase an additional 40.01% ownership interest in Skillaz.

(7)	Represents share of profit or loss of equity-accounted investees which is not indicative of our underlying business performance.

(8)	Represents costs incurred in connection with potential financing and strategic transactions that are not indicative of our underlying business performance.

(9)	Represents legal, accounting, and other professional fees, as well as personnel expenses incurred in connection with business combinations, which are not indicative of our underlying business performance related mostly to acquisition of Skillaz.

(10)	Represents goodwill impairment charge recognized as a result of significant increase in market rates, which was reflected in the discounted cash flow models.

(11)	Represents loss from impairment of equity-accounted investees as a result of significant increase in market rates,which was reflected in the discounted cash flow models.

(12)	Represents personnel expenses incurred in connection with the technical integration of Zarplata.ru with hh.ru back-end infrastructure, which are not indicative of our ongoing performance.

(13)	As a result of the acquisition of 100% ownership interest in HeadHunter FSU Limited, a predecessor entity of the Group, in 2016 we recognized the following intangible assets: (i) trademark and domain names in the amount of ₽1,634,306 thousand, (ii) non-contractual customer relationships in the amount of ₽2,064,035 thousand and (iii) CV database in the amount of ₽618,601 thousand, which have a useful life of 10 years, 5-10 years and 10 years, respectively. We believe that acquisition of our predecessor entity does not relate to operating activities of the Group as it relates to initial private equity investment in the Group prior to IPO.

(14)	Represents income tax on taxable or deductible adjustments presented above.

* In the fourth quarter of 2021 we modified the presentation of Adjusted Net Income for the first, second and third quarters of 2021 by including the impact of amortization of intangible assets recognized as a result of Zarplata.ru and Skillaz acquisitions.

Reconciliation of Adjusted Operating Costs and Expenses (Exclusive of Depreciation and Amortization) from operating costs and expenses (exclusive of depreciation and amortization), the most directly comparable IFRS financial measure:

	For the three months ended June 30, 2022
(in thousands of RUB)	Personnel expenses	Marketing expenses	Other G&A expenses	Total
Operating costs and expenses (exclusive of depreciation and amortization)	(1,498,369)	(711,651)	(393,193)	(2,603,213)
Add the effect of:
Equity-settled awards, including social tax(1)	268,697	–	–	268,697
Other financing and transactional costs(2)	(5,856)	–	(2,006)	(7,862)
Integration costs(3)	78,758	–	–	78,758
Adjusted Operating Costs and Expenses (Exclusive of Depreciation and Amortization)	(1,156,770)	(711,651)	(395,199)	(2,263,620)

	For the three months ended June 30, 2021
(in thousands of RUB)	Personnel expenses	Marketing expenses	Other G&A expenses	Total
Operating costs and expenses (exclusive of depreciation and amortization)	(1,053,550)	(358,689)	(425,621)	(1,837,860)
Add the effect of:
Equity-settled awards, including social tax(1)	90,135	–	–	90,135
SPO-related costs(4)	38,138	–	37,883	76,021
Transaction costs related to business combinations(5)	23,090	–	–	23,090
Adjusted Operating Costs and Expenses (Exclusive of Depreciation and Amortization)	(902,187)	(358,689)	(387,738)	(1,648,614)

(1)	Represents non-cash expenses related to equity-settled awards issued in accordance with the long-term incentive plans (“LTIPs”), and as part of remuneration of Board members, as well as related social taxes.

(2)	Represents costs incurred in connection with potential financing and strategic transactions that are not indicative of our underlying business performance.

(3)	Represents personnel expenses incurred in connection with the technical integration of Zarplata.ru with hh.ru back-end infrastructure, which are not indicative of our ongoing performance.

(4)	Represents legal, accounting, and other professional fees, as well as personnel expenses incurred in connection with our secondary public offerings, which are not indicative of our underlying business performance.

(5)	Represents legal, accounting, and other professional fees, as well as personnel expenses incurred in connection with business combinations, which are not indicative of our underlying business performance related mostly to acquisition of Skillaz.

We believe that Net Working Capital is a useful metric to assess our ability to service debt, fund new investment opportunities, distribute dividends to our shareholders and assess our working capital requirements. Calculation of our Net Working Capital is presented in the table below:

(in thousands of RUB)	As of June 30, 2022	As of December 31, 2021
Trade and other receivables	116,456	154,602
Prepaid expenses and other current assets	125,360	234,514
Contract liabilities	(4,539,798)	(4,560,634)
Trade and other payables	(1,540,612)	(1,816,113)
Other current liabilities	(74,428)	(139,916)
Net Working Capital	(5,913,022)	(6,127,547)

We believe that Net Debt and Net Debt to Adjusted EBITDA Ratio are important measures that indicate our ability to repay outstanding debt. Calculation of our Net Debt is presented in the table below:

(in thousands of RUB)	As of June 30, 2022	As of December 31, 2021
Loans and borrowings	7,109,994	7,338,876
Loans and borrowings (current portion)	481,254	698,778
Cash and cash equivalents	(3,927,924)	(6,523,228)
Short-term investments	–	(300,000)
Net Debt	3,663,324	1,214,426

Calculation of Adjusted EBITDA on the last twelve months basis as of June 30, 2022:

(in thousands of RUB)	RUB
Adjusted EBITDA for the year ended December 31, 2021(1)	8,652,564
Less Adjusted EBITDA for the three months ended June 30, 2021	(3,605,830)
Add Adjusted EBITDA for the three months ended June 30, 2022	3,970,936
Adjusted EBITDA on the last twelve months basis as of June 30, 2022	9,017,670

(1)	In the fourth quarter of 2021 we modified the presentation of Adjusted Net Income for the first, second and third quarters of 2021 by including the impact of amortization of intangible assets recognized as a result of Zarplata.ru and Skillaz acquisitions.

We calculate our Net Debt to Adjusted EBITDA Ratio by dividing Net Debt by Adjusted EBITDA:

(in thousands of RUB, except ratio)	As of June 30, 2022		As of December 31, 2021
Net Debt	3,663,324		1,214,426
Adjusted EBITDA	9,017,670		8,652,564
Net Debt to Adjusted EBITDA Ratio	0.4	x	0.1	x